Exhibit 99.14

BLUE LION CAPITAL

April 11, 2018

Mr. Mark Mason
HomeStreet, Inc.
601 Union Street
Suite 2000
Seattle, WA 98101

Re: 2018 Annual Meeting of Shareholders
Dear Mark:

In blocking our effort to nominate directors and pursue proposals, you invited us to pursue “alternative means” to accomplish our goals. We have decided to accept that invitation and solicit proxies against the Company’s nominees at the upcoming Annual Meeting of Shareholders.

We will be filing a proxy statement shortly that we will use to solicit votes “against” certain nominees and one or more of your proposals. Your preliminary proxy statement as drafted, which includes statements regarding our original intention to solicit votes for alternative directors and by-law proposals and your declaration that “no such proxies will be recognized at the Annual Meeting,” are confusing and potentially misleading to shareholders in light of the “vote against” campaign and proxies we now intend to solicit. To be clear, we no longer intend to solicit proxies for our nominees and shareholder proposals. Please modify your disclosures accordingly.

We will see you at the meeting.

Sincerely,

Charles W. Griege, Jr.
Managing Partner
 Blue Lion Capital

cc: Godfrey B. Evans

8115 Preston Road, Suite 550 – Dallas, TX 75225 Tel (214) 855-2430 Fax (214) 855-2431